Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

On May 6, 2019, Anadarko Petroleum Corporation (“Anadarko”) issued the following press release.

ANADARKO BOARD DETERMINES REVISED PROPOSAL FROM OCCIDENTAL

CONSTITUTES A “SUPERIOR PROPOSAL”

HOUSTON, May 6, 2019 – Anadarko Petroleum Corporation (NYSE: APC) today announced that its board of directors, in consultation with its financial and legal advisors, has unanimously determined that the revised acquisition proposal it received from Occidental Petroleum Corporation on May 5, 2019 (the “Revised Occidental Proposal”) constitutes a “Superior Proposal” as defined in Anadarko’s previously announced merger agreement with Chevron Corporation (the “Chevron Merger Agreement”).

Under the terms of the Revised Occidental Proposal, Occidental would acquire Anadarko for consideration consisting of $59.00 in cash and 0.2934 of a share of Occidental common stock per share of Anadarko common stock. Occidental has obtained committed financing for the entire cash portion of the aggregate transaction consideration, and completion of the transaction will not require or be conditioned upon the receipt of any vote or other approval by Occidental’s stockholders.

Anadarko has notified Chevron that (i) Anadarko’s board of directors has unanimously determined that the Revised Occidental Proposal constitutes a “Superior Proposal” and (ii) after complying with its obligations to Chevron under the Chevron Merger Agreement, Anadarko intends to terminate the Chevron Merger Agreement in order to enter into a definitive merger agreement with Occidental in connection with the Revised Occidental Proposal.

Pursuant to the Chevron Merger Agreement, Chevron has the right, during the four business day period ending on May 10, 2019, which may be extended in accordance with the terms of the Chevron Merger Agreement, to propose revisions to the terms of the Chevron Merger Agreement, or to make another proposal. Anadarko is required to, and will, make its representatives reasonably available to negotiate with Chevron during this period with respect to such proposed revisions or other proposal, if any.

If Anadarko terminates the Chevron Merger Agreement in order to enter into a definitive agreement with respect to the Revised Occidental Proposal, Anadarko will pay Chevron a $1 billion termination fee as required by the Chevron Merger Agreement. The Chevron Merger Agreement remains in effect unless and until terminated, and accordingly, Anadarko’s Board of Directors reaffirms its existing recommendation of the transaction with Chevron at this time.

Anadarko Contacts

INVESTORS:

Mike Pearl, mike.pearl@anadarko.com, 832.636.3271

Kyle Deakins, kyle.deakins@anadarko.com, 832.636.2354

Jon VandenBrand, jon.vandenbrand@anadarko.com, 832.636.1007

Arthur Crozier / Larry Miller

Innisfree M&A Incorporated

212-750-5833

MEDIA:

John Christiansen, john.christiansen@anadarko.com, 832.636.8736

Stephanie Moreland, stephanie.moreland@anadarko.com, 832.636.2912

Matthew Sherman / Dan Katcher / Scott Bisang / Matt Gross

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

On May 6, 2019, Anadarko distributed the following email to its employees.

In our note to you last night, we conveyed that our board of directors, in consultation with its outside legal and financial advisors, would carefully review the revised proposal to acquire our company that we received from Occidental (Oxy) yesterday.

As we announced moments ago, after thorough review and negotiations with Oxy, our board has unanimously determined that the revised proposal constitutes a “Superior Proposal” compared to the transaction with Chevron.

Today’s announcement represents just one step in this process, and we remain subject to the terms of the agreement we entered into with Chevron. In connection with today’s announcement, we have notified Chevron of the board’s determination regarding Oxy’s proposal and the intention to terminate the Chevron agreement in order to enter into an agreement with Oxy.

Chevron now has four business days, which may be extended in accordance with the terms of the Chevron Merger Agreement, to propose revisions to the terms of its agreement with Anadarko or to submit a revised proposal for Anadarko’s board to consider. While we can’t speculate on Chevron’s potential actions, our board has a duty to carefully review any revised proposal we may receive from Chevron. If Chevron does not submit a revised proposal, we intend to move forward with Oxy.

We understand that all of this activity can be distracting and cause anxiety. Above all else, maintaining focus on safety-critical operations and adhering to our LiveSAFE framework is the most important thing we can do. During this time, we will continue to operate as an independent company.

Any calls or emails from the media should be immediately forwarded to John Christiansen at john.christiansen@anadarko.com or +1 832.636.8736. Similarly, any calls from investors or analysts should be referred to Mike Pearl at mike.pearl@anadarko.com or +1 832.636.3271.

We greatly appreciate your continued hard work during this process. Please stay safe and focused.

Sincerely,

Danny Brown, Ben Fink, Bob Gwin, Mitch Ingram, Amanda McMillian, and Al Walker

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND

ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Chevron’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Chevron to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://www.chevron.com/investors/financial-information#secfilings and on the SEC’s website at http://www.sec.gov.